EXHIBIT 5

August 16, 2004

Coca-Cola Enterprises Inc.

2500 Windy Ridge Parkway

Atlanta, GA 30339

Re:	Form S-8 Registration Statement of Coca-Cola Enterprises Inc.; Registration of 1,000,000 Shares of Common Stock, $1 par value, under the Coca-Cola Enterprises Inc. Supplemental Matched Employee Savings and Investment Plan

Ladies and Gentlemen:

I am the Senior Vice President and General Counsel for Coca-Cola Enterprises Inc., a Delaware corporation (the “Company”), and have acted as counsel to the Company in connection with the execution and filing of the Company’s Registration Statement on Form S-8, filed with the Securities and Exchange Commission on the date hereof (the “Registration Statement”), providing for the registration of 1,000,000 shares of Common Stock, $1 par value per share, of the Company (the “Shares”), issuable by the Company in connection with the Coca-Cola Enterprises Inc. Supplemental Matched Employee Savings and Investment Plan (the “Plan”). I am rendering this opinion to you pursuant to Item 601(b)(5) of Regulation S-K.

As counsel for the Company, I am generally familiar with the corporate affairs of the Company and its subsidiaries and the terms of the Plan. In furnishing this opinion, I have examined such corporate and other records as I have deemed necessary or appropriate to provide a basis for the opinion set forth below. This opinion is given as of the date hereof and is based upon facts and conditions presently known and laws and regulations presently in effect.

On the basis of the foregoing, I am of the opinion that the Shares, when issued in accordance with the Plan, will be legally issued, fully paid and nonassessable shares of Common Stock of the Company. I hereby consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

/S/ JOHN J. CULHANE
John J. Culhane